UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 11, 2021

ATHENE HOLDING LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-37963	98-0630022
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

Second Floor, Washington House

16 Church Street

Hamilton, HM 11, Bermuda

(441) 279-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	ATH	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A	ATHPrA	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 5.625% Fixed Rate Perpetual Non-Cumulative Preference Share, Series B	ATHPrB	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 6.375% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series C	ATHPrC	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 4.875% Fixed Rate Perpetual Non-Cumulative Preference Share, Series D	ATHPrD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On March 8, 2021, Athene Holding Ltd., a Bermuda exempted company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Apollo Global Management, Inc., a Delaware corporation (“AGM”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“HoldCo”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of HoldCo, and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo. On March 10, 2021, the parties to the Merger Agreement executed an acknowledgement, consistent with the parties’ mutual understanding as of the execution of the Merger Agreement, confirming that AGM is permitted under the Merger Agreement to pay quarterly dividends on AGM Shares, AGM Class B Common Stock, AGM Class C Common Stock, AGM Series A Preferred Stock and AGM Series B Preferred Stock (each as defined in the Merger Agreement), in each case, in the ordinary course of business consistent with past practice.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibits

99.1	Acknowledgment, dated March 10, 2021, by and among Athene Holding Ltd., Apollo Global Management, Inc., Tango Holdings, Inc., Blue Merger Sub, Ltd., and Green Merger Sub, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information Regarding the Transaction and Where to Find It

This document is being made in respect of the proposed transaction involving HoldCo, AGM and the Company. The proposed transaction will be submitted to the stockholders of AGM and the shareholders of the Company for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive proxy statement, which will be mailed to the stockholders of AGM and the shareholders of the Company. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND THE COMPANY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at http://www.athene.com or by contacting the Company’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, the Company, and HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of the Company, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATHENE HOLDING LTD.

Date: March 11, 2021	/s/ John L. Golden
John L. Golden
Executive Vice President and General Counsel

Exhibit 99.1

Acknowledgement

Reference is made to the Agreement and Plan of Merger, dated as of March 8, 2021 (the “Agreement”), among Athene Holding Ltd, a Bermuda exempted company, Apollo Global Management, Inc., a Delaware corporation (“AGM”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM, Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Tango Holdings, and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Tango Holdings.

Each of the undersigned acknowledges that AGM is permitted under the Agreement to pay quarterly dividends in the ordinary course of business consistent with past practice and that the following language in clause (B) of Section 5.01(b)(i) of the Agreement was intended to apply to the end of clause (C) thereof:

“other than AGM’s quarterly dividends per AGM Share, AGM Class B Common Stock, AGM Class C Common Stock, AGM Series A Preferred Stock and AGM Series B Preferred Stock, in each case, in the ordinary course of business consistent with past practice”

Section 8.07 of the Agreement shall be incorporated herein by reference and shall apply to this acknowledgement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this acknowledgement to be duly executed and delivered as of March 10, 2021.

ATHENE HOLDING LTD

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President

[Signature Page to Acknowledgement]

APOLLO GLOBAL MANAGEMENT, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: Chief Legal Officer

TANGO HOLDINGS, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: President and Secretary

GREEN MERGER SUB, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: Director

BLUE MERGER SUB, LTD.

By:	/s/ John Suydam
Name: John Suydam
Title: President and Secretary

[Signature Page to Acknowledgement]